EXHIBIT 99.1

For Immediate Release 21-17-TR	Date:	April 14, 2021

Teck Announces Appointment of Sarah Hughes
as Vice President, Audit and Improvement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Sarah Hughes as Vice President, Audit and Improvement, effective April 12, 2021.

“Sarah brings to her new role extensive experience in internal audit, risk and assurance,” said Don Lindsay, President and CEO. “Her background, particularly in the areas of risk-based audit program development, finance transformation and process improvement, make her ideally suited to lead Teck’s audit and operational review function.”

Ms. Hughes joins Teck from Trevali, where she was Vice President, Risk and Assurance. Previously, Ms. Hughes held a number of senior roles at Goldcorp, as well as working as Group Internal Auditor for BP, based in London, UK.

Ms. Hughes holds a Bachelor of Commerce in Accounting (Honours) from the University of British Columbia and a Chartered Professional Accountant designation.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com